Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
July 18, 2007.

Item 3	News Release
The news release was disseminated on July 18, 2007 by Marketwire using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report the appointment of Tom S. Q. Yip as Vice President, Finance and Chief Financial Officer, effective July 16, 2007. Mr. Yip’s career includes 22 years in senior financial management positions in the mining industry including the positions of Vice President, Finance and CFO at Echo Bay Mines Ltd. and most recently at Asarco, LLC.

Item 5	Description of Material Change
See attached news release # 07-11 dated July 18, 2007.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President, Corporate. (604) 689-3846.

Item 9	Date of Report
July 18, 2007.

July 18, 2007	News Release 07-11

SILVER STANDARD APPOINTS NEW VICE PRESIDENT, FINANCE AND CFO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report the appointment of Tom S. Q. Yip as Vice President, Finance and Chief Financial Officer, effective July 16, 2007. Mr. Yip’s career includes 22 years in senior financial management positions in the mining industry including the positions of Vice President, Finance and CFO at Echo Bay Mines Ltd. and most recently at Asarco, LLC.

Mr. Yip brings significant experience in the financial organization for development, construction and operation of mine sites as Silver Standard transitions from an exploration company to a leading silver producer. Mr. Yip is a chartered accountant and holds a B. Comm. in Business Administration from the University of Alberta.

Mr. Yip assumes leadership of Silver Standard’s financial function from Ross A. Mitchell who is retiring this year following a successful 11-year career as Vice President, Finance at the company. During this period, Silver Standard grew from a handful of projects to 17 silver-focused projects in seven countries, and working capital expanded from $12.2 million at year-end 1996 to $270.7 million at March 31, 2007.

Silver Standard is a well-financed silver exploration and development company that is moving the Pirquitas project in Argentina to production for the fourth quarter of 2008. The company is also advancing the San Luis high-grade, joint venture project in Peru and the 100%-owned Pitarrilla project in Mexico, projects that will help Silver Standard achieve its goal of becoming a leading primary silver producer. (SSRI-CO)

For further information, contact:
Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

The TSX has neither approved nor disapproved of the information contained herein.  Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in jurisdictions in which the company operates, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.